FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 January 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities	Company purchases its own
through CSFB Europe Ltd.	securities through CSFB Europe Ltd.
(03 January 2006)	(17 January 2006)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(04 January 2006)	(18 January 2006)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(05 January 2006)	(19 January 2006)
Announcement	Announcement
Harris Associates L.P. notifies the	Company purchases its own securities
Company of its interests.	through CSFB Europe Ltd.
(06 January 2006)	(20 January 2006)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(06 January 2006)	(24 January 2006)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(10 January 2006)	(25 January 2006)
Announcement	Announcement
Company notified of transactions in	Company purchases its own securities
respect of the Employee Benefit	through CSFB Europe Ltd.
Trust. Transfer of Shares by Diageo	(26 January 2006)
Share Ownership Trustee Limited and
Messrs Walsh, Rose and those persons
discharging managerial
responsibility inform the Company of
their beneficial interests therein.
Lord Blyth and Mr Stitzer inform the
Company of their beneficial
interests.
(10 January 2006)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(10 January 2006)	(26 January 2006)

Announcement	Announcement
Company purchases its own	Company purchases its own securities
securities through CSFB Europe Ltd.	through CSFB Europe Ltd.
(11 January 2006)	(27 January 2006)
Announcement	Announcement
Company purchases its own	The Capital Group Companies, Inc
securities through CSFB Europe Ltd.	notifies the Company of its interests.
(12 January 2006)	(30 January 2006)
Announcement	Announcement
Company purchases its own	Company purchases its own
securities through CSFB Europe Ltd.	securities through CSFB Europe Ltd.
(13 January 2006)	(30 January 2006)
Announcement
Company purchases its own
securities through CSFB Europe Ltd.
(16 January 2006)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date	6 February 2006	By	/s/J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:22 03-Jan-06
Number	3953W
Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 844.79 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 170,904,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,879,740,127.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 04-Jan-06
Number	4705W
Diageo plc announces that it has today purchased through CSFB Europe Ltd 600,000 ordinary shares at a price of 846.56 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 171,504,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,879,146,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:24 05-Jan-06
Number	5397W
Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 840.43 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 172,154,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,878,496,548.
END

Company	Diageo PLC

TIDM	DGE
Headline	Holding(s) in Company
Released	14:36 06-Jan-06
Number	PRNUK-0601

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 6 January 2006, for the purposes of Sections 198 to 208 of the Companies Act 1985, from Harris Associates L.P. that, following their sale on 4 January 2006 of 334,400 of the Company’s American Depositary Shares*, they no longer have a notifiable interest in the Company’s issued share capital.
The issued share capital of the Company as at 4 January 2006 was 2,880,246,548 Ordinary Shares of 28 101/108p each (‘Ordinary Shares’) excluding 170,404,500 Ordinary Shares held as Treasury Shares.

*        1 American Depositary Share is the equivalent of 4 Ordinary Shares.
6 January 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 06-Jan-06
Number	6037W
Diageo plc announces that it has today purchased through CSFB Europe Ltd 600,000 ordinary shares at a price of 838.77 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 172,754,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,877,896,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 10-Jan-06
Number	6810W

Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 843.29 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 173,404,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,877,252,324.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:41 10-Jan-06
Number	PRNUK-1001

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 January 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 January 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	23
P S Walsh	23
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 January 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	23
J Grover	23
A Morgan	23
G Williams	23
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.395.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	254,638
P S Walsh	753,432
Name of PDMR
S Fletcher	97,575
J Grover	137,195
A Morgan	116,049
G Williams	169,612*

(* of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 10 January 2006 from Lord Blyth, a director of the Company, that he has purchased 1,184 Ordinary Shares on 10 January 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £8.395.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 120,744.
3. It received notification on 10 January 2006 from Todd Stitzer, a director of the Company, that he has purchased 118 Ordinary Shares on 10 January 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £8.395.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 2,440.
10 January 2006

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:25 10-Jan-06
Number	7451W
Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 841.25 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 174,054,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,876,602,324.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:32 11-Jan-06
Number	8087W
Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 845.78 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 174,704,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,875,952,821.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:26 12-Jan-06
Number	8782W
Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 853.19 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 175,354,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,875,302,821.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:20 13-Jan-06
Number	9443W
Diageo plc announces that it has today purchased through CSFB Europe Ltd 705,000 ordinary shares at a price of 845.02 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 176,059,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,874,597,821.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 16-Jan-06
Number	0080X
Diageo plc announces that it has today purchased through CSFB Europe Ltd 800,000 ordinary shares at a price of 835.23 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 176,859,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,873,800,680.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 17-Jan-06
Number	0725X
Diageo plc announces that it has today purchased through CSFB Europe Ltd 750,000 ordinary shares at a price of 828.43 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 177,609,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,873,050,680.
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	17:13 18-Jan-06
Number	1379X
Diageo plc announces that it has today purchased through CSFB Europe Ltd 700,000 ordinary shares at a price of 826.97 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 178,309,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,872,350,680.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:48 19-Jan-06
Number	2089X
Diageo plc announces that it has today purchased through CSFB Europe Ltd 750,000 ordinary shares at a price of 834.61 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 179,059,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,871,601,684.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 20-Jan-06
Number	2657X
Diageo plc announces that it has today purchased through CSFB Europe Ltd 800,000 ordinary shares at a price of 833.46 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 179,859,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,870,801,684.
END

Company	Diageo PLC
TIDM	DGE

Headline	Transaction in Own Shares
Released	17:11 24-Jan-06
Number	3941X
Diageo plc announces that it has today purchased through CSFB Europe Ltd 800,000 ordinary shares at a price of 828.01 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 181,809,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,868,853,240.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:16 25-Jan-06
Number	4591X
Diageo plc announces that it has today purchased through CSFB Europe Ltd 700,000 ordinary shares at a price of 831.52 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 182,509,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,868,153,240.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 26-Jan-06
Number	5233X
Diageo plc announces that it has on Monday 23 January 2006 purchased through CSFB Europe Ltd 1,150,000 ordinary shares at a price of 821.02 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc held 181,009,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 2,869,653,240.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	17:01 26-Jan-06
Number	5234X
Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 846.39 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 183,159,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,867,503,625.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:30 27-Jan-06
Number	5943X
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 837.52 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 183,759,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,866,903,625.
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	16:17 30-Jan-06
Number	PRNUK-3001

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES
Diageo plc (the ‘Company’) has received notification on 30 January 2006 for the purposes of Sections 198 to 208 of the Companies Act 1985, from The Capital Group Companies, Inc (‘Capital’) that as at 26 January 2006 their interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) represents 4.082 per cent. of the issued share capital of the Company net of Treasury Shares. This represents a decrease in the number of shares held since previously notified, to 117,138,320, but represents an increase over the percentage previously notified, as a result of a decrease in the Company’s share capital net of Treasury Shares.

The issued share capital of the Company as at 26 January 2006 was 2,869,653,625 excluding 181,009,500 Ordinary Shares held as Treasury Shares.
30 January 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:39 30-Jan-06
Number	6502X
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 836.98 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 184,359,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,866,303,625.
END